ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 18, 2022

VIA EDGAR TRANSMISSION

Ms. Christina D. Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Dear Ms. Fettig:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR and Form N-CEN filings, registration statements, and fund websites for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000058851	Nationwide Risk-Based U.S. Equity ETF	8/31/2021
S000063481	AAM S&P Developed Markets High Dividend Value ETF	10/31/2021
S000046801	Vident Core U.S. Bond Strategy ETF	8/31/2021
S000072560	AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF	10/31/2021
S000070185	Distillate International Fundamental Stability & Value ETF	9/30/2021
S000063769	US Vegan Climate ETF	7/31/2021
S000050740	Loncar Cancer Immunotherapy ETF	8/31/2021
S000059138	Change Finance U.S. Large Cap Fossil Fuel Free ETF	7/31/2021
S000058852	Nationwide Risk-Based International Equity ETF	8/31/2021
S000042078	Vident International Equity Fund	8/31/2021
S000062680	Loncar China BioPharma ETF	8/31/2021
S000065204	The Acquirers Fund	4/30/2021
S000066987	AAM Low Duration Preferred and Income Securities ETF	10/31/2021
S000059242	AAM S&P 500 High Dividend Value ETF	10/31/2021
S000046243	Roundhill Acquirers Deep Value ETF	8/31/2021
S000070106	Blue Horizon BNE ETF	10/31/2021
S000063127	Distillate U.S. Fundamental Stability & Value ETF	9/30/2021
S000059243	AAM S&P Emerging Markets High Dividend Value ETF	10/31/2021
S000055268	Premise Capital Diversified Tactical ETF	9/30/2021
S000058757	Point Bridge GOP Stock Tracker ETF	6/30/2021
S000043147	Vident Core U.S. Equity Fund	8/31/2021
S000058853	Nationwide Maximum Diversification U.S. Core Equity ETF	8/31/2021
S000067096	Nationwide Nasdaq-100 Risk-Managed Income ETF	8/31/2021

For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    With respect to the Blue Horizon BNE ETF and Nationwide Nasdaq-100 Risk-Managed Income ETF, the Staff noted that each Fund is categorized as “non-diversified” in its Prospectus, but each management letter describes the Fund as “diversified.” Please ensure consistency between these documents.
Response:    The Trust confirms that it will ensure consistency between future filings.
Comment 2.    With respect to the Nationwide Nasdaq-100 Risk-Managed Income ETF, please discuss the extent to which the Fund’s distribution policy resulted in distributions of capital. See Form N-1A Item 27(b)(7)(iii).
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 3.    With respect to the AAM Low Duration Preferred and Income Securities ETF and the Vident Core U.S. Bond Strategy ETF, please consider disclosing additional information in the Schedule of Investments about the Fund’s investments in securities that are fixed to variable and currently in the fixed phase. Such additional information may include the terms of the security’s rate and when that security will change from fixed to variable. Please refer to the AICPA Investment Companies Expert Panel meeting minutes dated February 20, 2018 for guidance.
Response:    Fixed-to-floating and fixed-to-variable rate securities are footnoted. The footnote includes a sentence stating that the interest rate shown reflects the fixed rate in effect at the reporting period date. This presentation is in line with how the Trust has seen these types of securities presented within the industry. When the fixed rate period expires, the securities will be footnoted as floating rate securities and the appropriate floating or variable rate disclosures will be added.
Comment 4.    With respect to the Vident ETFs and the Nationwide ETFs, please enhance the descriptions of repurchase agreement collateral in the Schedule of Investments. See the Audit Guide for Investment Companies, Chapter 7, Paragraph 217.
Response:    The Trust confirms that the descriptions of repurchase agreement collateral will be enhanced to name the types of securities used as collateral.
Comment 5.    With respect to the Nationwide Nasdaq-100 Risk-Managed Income ETF, please review the Fund’s website to ensure that the website disclosure is clear that investors may receive a return of capital.
Response:    The Trust notes that the Fund currently includes on the “Literature” section of its website a 16 page document entitled “The Sourcing and Treatment of Monthly Fund Distributions”. The Trust believes this document adequately discloses the distribution process, including that investors may receive a return of capital. Consequently, the Trust respectfully declines to add any additional disclosure to the Fund’s website.
Comment 6.    With respect to the Nationwide Nasdaq-100 Risk-Managed Income ETF, please include in the Notes to the Financials more specific reasons as to why the Fund invested in derivatives during the year.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 7.    With respect to the Nationwide ETFs and Vident ETFs, please disclose in Notes to Financial Statements – Securities Lending that fees received are net of fees retained by the counter party.
Response:    The Trust confirms that the requested change will be made in future shareholder reports.
Comment 8.    Please confirm if all advisers to the Funds are current with all invoices.
Response:    To the Trust’s knowledge, as of the date of this correspondence, all advisers to the Funds are current with respect to their obligations to pay the Auditor, Fund Counsel, and Administrator.

Comment 9.    With respect to each Fund, in the Notes to Financials – Related Party Disclosures, please (a) disclose how often the management fees are paid; and (b) for Funds with sub-advisers, please disclose that the sub-adviser is paid by the adviser and include the rates paid to the sub-adviser.
Response:    The Trust confirms that future shareholder reports will disclose how often the management fees are paid, and, if applicable, that the sub-adviser is paid by the adviser.
Each adviser has entered into a sub-advisory agreement with the applicable adviser and the Trust, on behalf of each respective Fund. Each adviser pays each sub-adviser from its own resources, and the Funds have no obligation to pay the sub-advisers. As a result, the sub-advisory fees are not related party transactions for financial reporting purposes. Consequently, the Trust respectfully declines to disclose the rates paid to the sub-adviser by the adviser.
Comment 10.    With respect to The Acquirers Fund, please note that the Expense Example should reflect all expenses shown in the Statement of Operations, including short sales.
Response:    The Trust confirms that the requested change will be made in future shareholder reports, as applicable. Additionally, the Trust notes that, effective December 7, 2021, The Acquirers Fund changed its investment objective and principal investment strategy to reflect a change from the Fund being an index-based fund to being actively managed, as well as the elimination of short sales as part of the principal strategy of the Fund.
Comment 11.    With respect to The Acquirers Fund, please explain the cause and duration of the notable tracking error at April 30, 2021.
Response:    The Fund’s tracking error at April 30, 2021 can be attributed to the Fund’s strategy to track the Fund’s underlying index’s returns with less long exposure than the index due to the costs of fully replicating the index. Such tracking error occurred from inception. As discussed above, the Fund no longer engages in short sales.
Comment 12.    With respect to each Fund, please disclose under the caption Tax Fees the nature of the services comprising the fees disclosed under this category. See Form N-CSR Item 4(c).
Response:    The Trust notes that the following disclosure is currently included: “Tax services” refer to professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. The Trust will revise this language going forward to include tax preparation and assistance with calculation of required income, capital gain, and excise distributions.
Comment 13.    With respect to the AAM S&P Developed Markets High Dividend Value ETF, please correct the typographical error located in the Fund’s Summary Prospectus dated February 28, 2021, that states that the Fund invests 80% of its net assets in emerging markets countries.
Response:    The corrected and updated Summary Prospectus was filed with the SEC via EDGAR on February 28, 2022 (SEC Accession No. 0000894189-22-001517).
Comment 14.    With respect to Roundhill Acquirers Deep Value ETF and the Loncar Cancer Immunotherapy ETF, the Funds have been identified as non-diversified in each Fund’s registration statement, but appear to be operating as diversified. If one of these Funds has been operating as a diversified for more than 3 years, please confirm that the applicable Fund will obtain shareholder approval prior to operating as a non-diversified fund. In addition, with respect to Loncar China BioPharma ETF, the Fund has been identified as diversified in its registration statement, but non-diversified in its annual report dated August 31, 2021. Please explain.
Response:    The Trust confirms that neither the Roundhill Acquirers Deep Value ETF nor the Loncar Cancer Immunotherapy ETF have been operating as diversified for more than 3 years, and if either Fund were to operate as diversified for more than 3 years, the applicable Fund would obtain shareholder approval prior to operating as a non-diversified fund.

Regarding the Loncar China BioPharma ETF, the Fund began operating as diversified for more than 3 years after the period covered by the August 31, 2021, annual report for the Fund, but before the annual registration statement update filing, which explains the inconsistency between the August 31, 2021, annual report and current prospectus. These documents will be consistent going forward.
Comment 15.    With respect to the Funds with significant activity related to securities lending, please consider whether disclosure related to securities lending should be included in each Fund’s Principal Investment Strategy and Principal Risks.
Response:    The Trust confirms that disclosure related to securities lending will be added to a Fund’s prospectus when appropriate given such fund’s securities lending activity.
Comment 16.    With respect to the Vident ETFs and Nationwide ETFs, please explain why their respective Statement of Operations and Form N-CEN provide different figures for net securities lending income. See Form N-CEN Item C.6.g.
Response:    The differing figures occurred due to a timing issue with generating the income reports. The Trust confirms that such issues have since been resolved and will ensure consistency in future reports.
Comment 17.    With respect to the AAM ETFs, please confirm that each Fund’s website includes the required premium-discount to NAV disclosure.
Response:    The Trust confirms that each Fund’s website has been appropriately updated.

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If you have any questions or require further information, please contact me at (248) 881-7509 or isabella.zoller@usbank.com.

Sincerely,
/s/ Isabella K. Zoller
Isabella K. Zoller
Secretary
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